
May 8, 2018

William Kerby
Chief Executive Officer
Monaker Group, Inc.
2893 Executive Park Drive, Suite 201
Weston, FL 33331

> **Re: Monaker Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2018**
> **File No. 333-224309**

Dear Mr. Kerby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement of Form S-3

Incorporation of Certain Documents by Reference, page 34

1. We note that your financial statements are now stale. Please note that we will not be in a position to act on a request for acceleration of effectiveness of your registration statement on Form S-3 until you file and incorporate by reference your entire Form 10-K for fiscal year ended February 28, 2018, including the Part III information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure

cc: David M. Loev